Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

June 10, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina DiAngelo Fettig and Raymond Be

Re:	Cliffwater Enhanced Lending Fund (the “Fund” or the “Registrant”) (File Nos. 333-252528; 811-23630); Response to Examiner Comments on N-2

Dear Ms. Fettig and Mr. Be:

This letter responds to the staff’s comments that you provided via phone on June 2, 2021 and June 8, 2021, in connection with your review of the pre-effective amendment to the Fund’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2 (“Registration Statement”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment (the “Amendment”) to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Cliffwater Enhanced Lending Fund L.P. Financial Statements

1.	Please include the supplemental financial information required by Rule 6-11(d) under Regulation S-X.

The Registrant will include the requested information.

2.	Please describe how the investment objectives and policies of the Fund and the Predecessor Fund are substantially similar.

Both the Fund and the Predecessor Fund have identical investment objectives and seek to achieve their investment objectives in the same manner. The Predecessor Fund has since its inception invested in a manner that will comply with the Fund’s investment strategy.

3.	Note 3 of the Predecessor Fund’s financial statements indicates an investment in Ares Commercial Finance LP. Please confirm whether this is the only investment held by the Predecessor Fund. Consider whether this needs to be disclosed in the registration statement.

At the time of the audit, Ares Commercial Finance LP was the only investment of the Predecessor Fund. The Predecessor Fund has made additional investments, and the Fund will include a subsequent event footnote disclosing additional investments.

4.	In Note 2(d) of the Predecessor Fund’s financial statements, an investment in money market mutual funds is disclosed as of March 31, 2021. Please discuss why a schedule of investments per FASB Accounting Standards Bulletin 946-210 or an audited schedule of investments is not included in the Predecessor Fund’s financial statements.

The Registrant will include a schedule of investments in the Predecessor Fund’s financial statements.

5.	Given the advance contribution to Ares Commercial Finance LP, please discuss how the Fund will comply with the diversification requirements under the Internal Revenue Code upon its registration.

The Predecessor Fund has made subsequent investments. Pursuant to applicable Internal Revenue Service guidance, the Fund looks through partnership investments for purposes of diversification. The Registrant believes that the Fund will comply with Internal Revenue Code diversification requirements upon its registration.

6.	Please confirm how the Predecessor Fund’s investment in a private fund discussed in Note 5 to the Predecessor Fund’s financial statements ties back to the amount included on the Predecessor Fund’s balance sheet.

The difference between the funded commitment and the commitment at net asset value accounts for the difference between the investment amount disclosed in the financial statements and the amount included on the Predecessor Fund’s balance sheet. The Predecessor Fund purchased an interest in a private fund from an existing investor in the secondary market. The interest that the Predecessor Fund purchased had a total commitment of $20,625,000, of which $7,544,347 was drawn. Due to capital appreciation in the portfolio of the private fund, the $7,544,347 that had been drawn on the total commitment had a discounted price of $11,309,134 at the time of purchase by the Predecessor Fund, and this was the amount paid as recorded in the Predecessor Fund's Statement of Assets and Liabilities. As this was a securities transaction outside conventional channels, FASB ASC 946-320-25-2 provides that the transaction shall recorded as of the date the Predecessor Fund obtained a right to demand the securities purchased and incurred an obligation to pay the price of the securities purchased. The Predecessor Fund had paid the price of the securities purchased, but had not obtained a right to demand the securities purchased as of March 31, 2021. Therefore the purchase price was recorded as an advance capital contribution in the Predecessor Fund's Statement of Assets and Liabilities.

7.	If the Predecessor Fund made additional investments before the date of the audit opinion (May 20, 2021), the Staff would expect that these investments would be included in the “Subsequent Events” note. If no additional investments were made by the Predecessor Fund prior to May 20, 2021, please indicate that this is the case.

The Registrant will include additional investments made by the Predecessor Fund in a “Subsequent Events” note to the Predecessor Fund’s financial statements.

Cliffwater Enhanced Lending Fund Financial Statements

8.	In Note 4 of the Notes to Financial Statements, please remove “certain adjustments” from the calculation of the investment management fee to match the change made to the Fund’s registration statement.

The Registrant will make the requested change.

9.	Please include in the Fund’s prospectus the provision that the Investment Manager may reduce the fees waived in the amount of any organizational and related expenses paid by the Investment Manager with respect to the Fund

The Registrant will make the requested change.

Registration Statement

10.	To avoid confusion between assets under advisement and assets under management, please provide solely the amount of assets over which the Investment Manager has investment discretion. Supplementally, discuss why the amounts over which the investment manager does not have discretion are relevant.

Non-discretionary investment advice is treated as investment advice under the Investment Advisers Act of 1940. The Registrant respectfully believes that non-discretionary assets under advisement are relevant to the Investment Manager’s experience with this asset class. The Registrant will include both assets under management and assets under advisement in the relevant portions of the Prospectus.

11.	Please describe the method used to calculate prior performance for the Predecessor Fund.

The performance returns of the Predecessor Fund are unaudited and are calculated by the Investment Manager on a total return basis. Because the Predecessor Fund has only one month of performance, the Registrant does not believe it is appropriate to calculate the annualized return of the Predecessor Fund.

12.	Please confirm supplementally that there will be no dividend reimbursement and cash purchase plan fees for the Fund.

The Registrant confirms there will be no dividend reimbursement and cash purchase plan fees for the Fund.

13.	In the Expense Example, please note that the fees are included on a net basis in the first year and are on a gross basis for subsequent years.

The Registrant will make the requested change.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg

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